Exhibit 99.1

Standard & Poor’s

Maalot

S&P Global

Gazit Globe Ltd.

August 3, 2016

Primary Credit Analyst:

Gil Avrahami, 972-3-7539719 gil.avrahami@spglobal.com

Secondary Credit Analyst:

Evgeni Silishtian, 972-3-7539733 evgeni.silishtian@spglobal.com

Table of Contents

Rationale

Rating Outlook

Standard & Poor’s Base-Case Scenario

Business Risk Financial Risk
Liquidity Reconciliation	Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot. In the case of any discrepancy with the official Hebrew version published on August 3, 2016, the Hebrew version shall apply.

Related Criteria And Research

Rating Affirmation	August 3, 2016 | 1

Gazit Globe Ltd.

Gazit Globe Ltd.

Affirmed Corporate Credit Rating	ilAA-/Stable

Rationale

Business Risk		Financial Risk
●	Control over several global investment grade real-estate companies that benefit from a strong business and financial position.	● ●	Decrease in financial leverage over time. Stable cash flow from income-producing real estate activity.
●	Very large asset portfolio in the supermarket-anchored shopping centers segment.	●	High degree of financial flexibility and good access to funding sources.
●	Extremely high geographical diversification.
●	Professional and experienced management.

Outlook: Stable

The stable outlook reflects our assessment that the Gazit Globe group will continue to present operating stability, ‘adequate’ liquidity and financial ratios commensurate with the current rating. Taking into account the company’s strong business position, we regard the following financial ratios of the consolidated group as commensurate with the current rating: EBITDA interest coverage above 1.5x, and debt to debt and equity of up to 65%.

Upside Scenario

A rating upgrade may be possible if the group manages to present a consistent and permanent improvement in its financial ratios, to be expressed by an EBITDA interest coverage above 2.0x and a debt to debt and equity ratio below 55% on the basis of its consolidated statements, while maintaining ‘adequate’ liquidity, operating stability, and deleveraging-oriented financial policy.

Downside Scenario

A rating downgrade would be possible if the company’s EBITDA interest coverage drops below 1.3x, or if it deviates from its deleveraging policy. This could occur if we see significant erosion in the company’s business performance as a result of a significant decrease in occupancy rates, volatility of cash flows, or investments in properties that are outside the group’s core business.

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Gazit Globe Ltd.

Standard & Poor’s Base-Case Scenario

Principal Assumptions		Key Metrics*
●	Growth in rental income and NOI (net operating income) in the next two years, mainly due to portfolio expansion.	EBITDA/interest	1.8x	1.8x-1.9x	1.8x-1.9x
●	Expected stability in same property revenues. Increase in EBITDA margin to above 50%, mainly due to the U. Dori sale.	Debt/EBITDA	12.2x	11x-12x	11x-12x
●	Annual investments of about NIS 2.0-2.5 billion in 2016-2017.	Debt/debt and equity	57%	57%-59%	57%-59%
●	Future acquisition will be accompanied by equity issuances that will support deleveraging	*A – Actual, E – Estimate.

Company Description

Gazit Globe, through its affiliates (collectively, “Gazit Globe Group”), is the owner, operator and developer of supermarket-anchored shopping centers in over 20 countries, focusing on urban growth markets. The major companies owned by the group are: First Capital Realty, a public company operating in Canada and traded on the Toronto Stock Exchange (TSX); Equity One Inc., a public company operating in the United States and traded on NYSE; Citycon, a Finnish public company operating in northern Europe, especially in Finland, Sweden and Norway, and traded on the Helsinki Stock Exchange (OMX); and Atrium European Real Estate, a public company operating in Eastern and Central Europe and traded on the stock exchanges in Vienna and Amsterdam (Euronext, VSX). The group also owns several private companies: Gazit Globe Israel (Development) Ltd., operating in Israel, Bulgaria and Macedonia and specializing in the acquisition, development and management of shopping centers; Gazit Germany, specializing in the acquisition, development and management of shopping centers in Germany; and Gazit Brazil, specializing in the acquisition, development and management of shopping centers in Brazil.

As of March 31, 2016, the group holds and manages 439 properties, including 431 shopping centers, 6 of which are under development, and 8 other properties. These properties have a gross leasable area of about 6.5 million square meters. The properties are listed in the company’s books at a fair value of approximately NIS 75 billion (approximately NIS 81.2 billion assuming consolidation of jointly controlled companies that are presented according to the equity method and including the value of properties managed by the group), and produce approximately NIS 6.1 billion in gross annual rental income (approximately NIS 6.6 billion assuming consolidation of jointly-controlled companies that are presented according to the equity method and including the rental from properties managed by the group).

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Gazit Globe Ltd.

Gazit Globe is 50.54% held by Norstar Holdings Inc. The rest of its shares are held by the public.

Table 1.

Gazit Globe Ltd.--Main Subsidiaries
	Equity One (EQY)	First Capital Realty (FCR)	Atrium (ATR)	Citycon Oyj. (CTY)
Rating	BBB/Stable	DBRS: BBB (High)/Stable Moody’s: Baa2/Stable	BBB-/Stable	BBB/Stable
Country of Operation	United States	Canada	Central and Eastern Europe	Northern Eastern Europe
Holding	35.1%	39.2%	54.9%	43.4%

Business Risk

Large, high-quality and geographically diversified asset portfolio of supermarket-anchored shopping centers

Our rating is positively affected by the group’s strong business position, deriving from its control of several income-producing real estate companies with strong business and financial positions, of which the major ones are investment-grade rated on a global scale; from the group’s large number of income-producing properties; and from its focus on supermarket-anchored shopping centers, a relatively stable segment. The group’s business position is also positively affected by the fact that Gazit Globe and the major companies in the group are listed on seven different stock exchanges, and by its high geographical diversification which, we estimate, reduces its exposure to macro-economic and demographic changes.

Gazit Globe maintained an average occupancy rate of about 95% in all its areas of operation in 2015 and in the first quarter of 2016. Its NOI increased by approximately 26% in 2015, mostly as a result of the first-time consolidation of Atrium European Real Estate and of the acquisition of the Norwegian operations. However, the group’s performance in 2015 and in the first quarter of 2016 were adversely affected by the Israeli currency’s revaluation vis-à-vis most of the currencies in the markets in which the group operates and by a decrease in same property NOI in Russia.

In the past few years, the company has been implementing a strategy focused on the acquisition of high-quality properties located in urban growth markets, and selling properties outside its core business, as demonstrated by the sale of its holdings in U.Dori.

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Gazit Globe Ltd.

S&P Base-Case Operating Scenario

In our base-case operating scenario we assume that the group will maintain its high occupancy rates and stable rents in its income-producing real estate activity.

According to our base-case scenario, we anticipate an increase in the group’s EBITDA in 2016, mostly due to full annual yield from the Norwegian portfolio acquired in Q3 2015 and the sale of U.Dori.

In the long run, we estimate that the group’s management will continue to implement its current strategy, and acquire quality properties in developed markets while selling properties outside its core business. We believe that this strategy supports the group in maintaining its consistently high business position and reducing exposure to macro-economic and demographic changes.

Financial Risk

Continued deleveraging supported by financial policy

In our view, the group’s financial risk profile is supported by continuously stable and robust cash flows over time deriving from the high quality portfolio and from high financial flexibility. The group has been deleveraging in the past few years, as reflected in a decrease in debt to debt and equity to 57.9% in December 2015 compared to 59.5% in December 2014. Its EBITDA interest coverage has also improved, increasing to 1.8x in 2015 compared to 1.4x in 2014. Most of the improvement in the group’s financial ratios resulted from the consolidation of subsidiary Atrium European Real Estate, a company with low leverage and high coverage ratios, and the sale of U.Dori whose gross profit has been negative in recent years. We believe the company’s financial policy supports further deleveraging and has positively affects its financial risk profile.

S&P Base-Case Cash Flow And Capital Structure Scenario

In our base-case scenario we anticipate that the acquisition of the portfolio in Norway, the full consolidation of Atrium European Real Estate and the liquidation of U.Dori will result in a moderate decrease in the group’s leverage, such that at the end of 2016 the group’s debt to debt and equity ratio will be about 57%-59%. We also anticipate some improvement in the group’s coverage ratios, mostly due to the increase in forecasted EBITDA in our operating base case scenario. We estimate that the EBITDA interest coverage in the next two years will range between 1.8x and 1.9x, a level commensurate, in our opinion, with the current rating. We believe the group’s management will continue its efforts to deleverage and improve coverage ratios, while continuing to expand its portfolio.

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Gazit Globe Ltd.

Table 2.

Gazit Globe Ltd. -- Financial Summary

Industry Sector: Real Estate Investments
	--Fiscal year ended Dec. 31--
(Mil. NIS)	2015	2014	2013	2012	2011
Revenues	7,303	6,816	7,306	7,462	6,496
EBITDA	3,498	2,879	3,206	3,535	2,962
Funds from operations (FFO)	1,522	749	1,005	1,465	1,181
Interest Expense	1,900	2,069	2,250	2,152	1,834
Cash flow from operations	1,380	1,014	1,181	1,347	1,068
Debt	42,607	37,985	38,851	40,339	39,189
Equity	30,995	25,868	22,352	22,292	19,384
Adjusted ratios
EBITDA margin (%)	47.9	42.2	43.9	47.4	45.6
EBITDA interest coverage (x)	1.8	1.4	1.4	1.6	1.6
Debt/ EBITDA (x)	12.2	13.2	12.1	11.4	13.2
FFO/debt (%)	3.6	2.0	2.6	3.6	3.0
Debt/debt and equity (%)	57.9	59.5	63.5	64.4	66.9

Liquidity: Adequate

According to our criteria, Gazit Globe’s liquidity, at the extended solo level (including privately owned subsidiaries), is "adequate". We believe that the group has good access to a range of funding sources which are more than sufficient for its current needs.

We believe the group’s liquidity is positively affected by its access to the capital market, by its large committed credit facilities and by its large portfolio of unencumbered properties, at a book value of approximately NIS 8 billion as of March 2016. According to our base-case scenario, we estimate that the group will maintain its ability to refinance debt when required, at reasonable cost and relatively long durations.

The following are our assumptions regarding the company’s major sources and uses, at the extended solo level, for 2016:

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Gazit Globe Ltd.

Principal Liquidity Sources		Principal Liquidity Uses
●	Cash and tradable financial assets at approximately NIS 853 million;	●	Interest payments of approximately NIS 695 million;
●	Committed, unutilized credit facilities of	●	Debt maturities of approximately NIS 1,010 million;
	approximately $ 586 million;	●	Investment in subsidiaries of approximately NIS
●	Proceeds from asset and share sales already		400 billion;
	performed of approximately NIS 577 million;	●	Dividend distribution of approximately NIS 290
●	Operating cash flow and dividends received from subsidiaries of approximately NIS 960 billion.		million.

Gazit Globe Ltd. – Debt Maturities*
(NIS million)	2016**	2017	2018	2019	2020 And Afterwards
Maturities	3,391	3,407	4,283	4,296	28,951

* At the consolidated level       ** including short term credit

Modifiers

Diversification portfolio effect: Neutral Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Positive Comparable ratings analysis: Negative

The fact that the group operates through the holding of public companies, and not via direct holding of assets as its peers, adversely affects the rating.

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the company’s financial statements which we use to calculate coverage ratios. The main adjustments we made on Gazit Globe’s 2015 consolidated data are:

●	Deducting property value appreciation and other non-operating or non-recurring revenues and expenditures from EBITDA.

●	Deducting cash and cash equivalent from financial debt.

●	Adjusting financial debt and finance expenses due to financial hedges that the company enters into.

●	Adding capitalized interest to interest expense.

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Gazit Globe Ltd.

Table 3.

Reconciliation Of Gazit Globe Ltd. Reported Amounts With Standard & Poor’s Adjusted Amounts (Mil. NIS)
	--Fiscal year ended Dec. 31, 2015--
Gazit Globe Ltd. Reported amounts
	Debt	Shareholders’ equity	EBITDA	Operating income	Interest expense	EBITDA	Cash flow from operations	Capital expenditures
Reported	45,199.0	7,512.0	2,858.0	3,480.0	1,766.0	2,858.0	1,514.0	15.0
Standard & Poor’s adjustments
Interest expense (reported)	--	--	--	--	--	(1,766.0)	--	--
Interest income (reported)	--	--	--	--	--	125.0	--	--
Current tax expense (reported)	--	--	--	--	--	(201.0)	--	--
Surplus cash	(2,193.0)	--	--	--	--	--	--	--
Capitalized interest	--	--	--	--	134.0	(134.0)	(134.0)	(134.0)
Share-based compensation expense	--	--	45.0	--	--	45.0	--	--
Dividends received from equity investments	--	--	70.0	--	--	70.0	--	--
Non-operating income (expense)	--	--	--	861.0	--	--	--	--
Non-controlling Interest/Minority interest	--	23,483.0	--	--	--	--	--	--
Debt – Accrued interest not included in reported debt	450.0	--	--	--	--	--	--	--
Debt - Derivatives	(848.7)	--	--	--	--	--	--	--
EBITDA - Income (expense) of unconsolidated companies	--	--	(242.0)	(242.0)	--	(242.0)	--	--
EBITDA - Other	--	--	767.0	767.0	--	767.0	--	--
D&A - Asset Valuation gains/(losses)	--	--	--	(711.0)	--	--	--	--
EBIT - Income (expense) of unconsolidated companies	--	--	--	242.0	--	--	--	--
Total adjustments	(2,591.7)	23,483.0	640.0	917.0	134.0	(1,336.0)	(134.0)	(134.0)
Standard & Poor’s adjusted amounts
	Debt	Equity	EBITDA	EBIT	Interest expense	Funds from operation	Cash flow from operation	Capital expenditures
Adjusted	42,607.3	30,995.0	3,498.0	4,397.0	1,900.0	1,522.0	1,380.0	(119.0)

Related Criteria And Research

●	National And Regional Scale Credit Ratings, September 22, 2014

●	S&P Global Ratings’ National And Regional Scale Mapping Tables, June 1, 2016

●	Standard & Poor’s Ratings Definitions, February 1, 2016

●	Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of ‘D’ And ‘SD’ Ratings, October 24, 2013

●	Corporate Methodology, November 19, 2013

●	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

●	Corporate Methodology: Ratios And Adjustments, November 19, 2013

●	Group Rating Methodology, November 19, 2013

●	Key Credit Factors For The Real Estate Industry, November 19, 2013

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Gazit Globe Ltd.

Rating Details (As of 03-Aug-2016)

Gazit Globe Ltd.
Issuer rating(s)
Local Currency LT	ilAA-/Stable

Issue rating(s)
Senior Secured Debt
Series J	ilAA-

Senior Unsecured Debt
Series A,B,C,D,E,F,I,K,L	ilAA-

Issuer Rating history
Local Currency LT
09-May-2013	ilAA-/Stable
15-May-2012	ilA+/Stable
01-Aug-2011	ilA+/Positive
30-June-2010	ilA+/Stable
03-May-2009	ilA+/Negative
16-April-2009	ilAA-
12-Feb-2009	ilAA-/Negative
03-Aug-2008	ilAA-/Stable
23-March-2008	ilAA/Watch Pos
28-Feb-2007	ilAA/Stable
21-Nov-2006	ilAA/Negative
14-April-2005	ilAA
21-Jan-2004	ilAA-
01-Dec-2001	ilA+

Other Details
Time of the event	14:24 03/08/2016
Time when the analyst first learned of the event	14:24 03/08/2016
Rating requested by	Issuer

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Gazit Globe Ltd.

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